Exhibit 4.49

English Translation for Reference Only

Facility Lease Agreement of China Electronic Nanjing Science Technology Park

Lessor: CEEG (Nanjing) Special Transformer Co., Ltd.

Lessee: China Sunergy (Nanjing) Co., Ltd.

On the basis of Contract Law of the People's Republic of China and related provisions, to define relationship of rights and obligations of the lessor and the lessee, both parties sign this contract through negotiation.

Article 1 Leased Property: Factory and part of offices inside the company located in 6#, Shuige Road, Jiangning Development Zone, Nanjing.

Article 2 Lease Term: The lease term is 3 years, the lessor delivers the factory to the lessee for use from October 1, 2011 to September 30, 2014.

After above-mentioned lease term is expired, if the lessor continues the lease, the lessee shall have preferential right under the same condition.

Article 3 Rent and Rental Payment Term: The rent is calculated at RMB 12/m2 per month, the size is RMB 3573.76m2, and the annual rent is RMB514,621.44. From 2012 on, annual rent is settled on September 30 every year. (The rent mainly includes water and electricity fee, telephone fee and corresponding taxes.)

Article 4 The expenses incurred by maintenance and decoration of leased property during the lease term shall be all paid by the lessee.

Article 5 Alteration of Lessor and Lessee:

(1) During lease term, if the lessor transfers ownership of leased property to the third party, it doesn't need to get approval from the lessee, but it shall tell the lessee about circumstance of ownership transfer. After ownership is transferred, the party that as acquired ownership of leased property immediately becomes definite lessor of the contract, enjoys rights or original lessor and assumes obligations of original lessor as well.

(2) When the lessor sells the property (during the lease term) It shall notify the lessee in advance. Under the same condition the lessee shall have preemptive right.

(3) If the lessee sub-leases the leased property to the third party, it must get approval of the lessee in advance.

Article 6 Liability for Breach of Contract: If either party hereof violates above-mentioned provisions, it shall pay half-rent and related taxes and dues as liquidated damages.

Article 7 Mode of solving contract disputes: Disputes shall be solved by both parties through negotiation.

Article 8 When the stipulated lease term is expired, if both parties have no objection, the contract shall be automatically postponed.

Article 9 Other unmentioned matters shall be all negotiated by both parties together and supplemental agreement shall be made. The supplemental agreement shall be the same valid as the contract.

Article 10 The contract shall be in 2 original copies, either party shall have one copy and both copies shall have the same legal force.

Lessor (official seal) /seal/ CEEG (Nanjing) Special Transformer Co., Ltd. (seal)	Lessee(official seal) /seal/ CEEG (Nanjing) Special Transformer Co., Ltd. (seal)
Legal representative or authorized representative (signature)	Legal representative or authorized representative (signature)
Date	Date